For Immediate Release


          Career Horizons, Inc. Reports Record 1996 Third Quarter
                          and Nine Months Results


  Woodbury, NY -- October 22, 1996 -- Career Horizons, Inc. (NYSE: CHZ) today reported record financial results for the quarter and nine months ended September 30, 1996.

  For the third quarter, revenues rose 74 percent to $168.5 million, from $97.0 million for the corresponding period a year ago. The increases reflect substantial acquisition activity over the past year and internal growth. Net income more than doubled to $5.5 million from $2.5 million last year, driven by revenue gains and improved profitability. Fully diluted earnings per share were $0.28, up 40 percent from $0.20 a year earlier. The per share comparison reflects an 85 percent rise in average shares outstanding as a result of two financings completed in prior quarters.

  Revenues for the first nine months of 1996 advanced to $444.3 million, up 58 percent from $280.7 million last year. Net income increased 91 percent to $12.8 million, compared to $6.7 million (before a special charge of $550,000). Fully diluted earnings rose 34 percent, to $0.71 per share from $0.53 (adjusted for the charge) a year ago, reflecting a 77 percent increase in average shares outstanding.

  Walter W. Macauley, President and Chief Executive Officer, said, "We are pleased to report financial results for the quarter which show an acceleration in revenues from the first half pace, and continuing improvement in profitability. In addition to the growth from our aggressive acquisition program, each of our divisions, information technology, general staffing, PL Services, and health care, grew internally over the year-ago period. As we pursue the pending merger with AccuStaff, we remain firmly focused on the growth strategies that have served us well over the past year."

  Mr. Macauley concluded, "We acquired two sizable information technology companies, Berger & Co. and TSG Professional Services, Inc., with combined annual revenues expected to be in excess of $80 million, and offices in strategic geographic markets, including Denver, Dallas, Houston and Atlanta. Since launching this new specialty segment in August 1995, Career Horizons has now acquired eight IT firms with annualized revenues of over $200 million."

  On August 26, 1996, Career Horizons entered into an agreement to be merged with a subsidiary of AccuStaff Incorporated. The companies have received notice from the Federal Trade Commission of early termination of the waiting period under the Hart-Scott-Rodino Act. A Joint Proxy Statement/Prospectus was recently declared effective by the Securities and Exchange Commission, and was mailed with proxy materials on October 8, 1996 to stockholders of record as of October 4, 1996. The special meeting for Career Horizons' shareholders will be held on November 14, 1996. The transaction is expected to close on the same day.

  The combined company will be a nationwide provider of strategic staffing, consulting, and outsourcing services with a total of over 750 offices in 44 states and 1995 pro forma revenues of approximately $1.4 billion. Its information technology staffing revenues will be more than $450 million annually on a pro forma basis, moving towards its goal of $500 million by year end.


  Contacts:

  Career Horizons, Inc.            Lundy Associates, Inc.
  Michael T. Druckman              Michael A. Lundy
  Chief Financial Officer          201-660-1100
  516-682-1403

                           #  #  #

  Career Horizons' Web Address:  http://www.chi.com

                  CAREER HORIZONS, INC. and SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

             (dollars in thousands, except per share amounts)


                                    Three Months Ended     Nine Months Ended
                                       September 30,          September 30,
                                    ------------------     -----------------
                                     1996       1995        1996      1995
                                    ------     ------      ------    ------

REVENUES                           $168,491    $96,950    $444,342  $280,683

EXPENSES:
  Cost of services                  127,563     73,855     337,796   214,970
  Selling, general and
    administrative expenses          25,345     13,861      66,982    39,290
  Remittance to franchisees           5,706      4,514      15,604    13,749
  Other expense, net                    152         93         541     1,227
                                   --------    -------    --------  --------
    Total expenses                  158,766     92,323     420,923   269,236

Income from operations                9,725      4,627      23,419    11,447

Interest expense, net                  (854)      (480)     (2,656)   (1,440)
                                   --------     ------    --------  --------

Income before income taxes            8,871      4,147      20,763    10,007

Provision for income taxes           (3,415)    (1,659)     (7,993)   (3,875)
                                   --------    -------    --------  --------

NET INCOME                         $  5,456    $ 2,488    $ 12,770  $  6,132
                                   ========    =======    ========  ========

INCOME PER COMMON SHARE:

    Primary                            $.30       $.20        $.75      $.50
                                       ====       ====        ====      ====
    Fully Diluted                      $.28       $.20        $.71      $.49
                                       ====       ====        ====      ====


Weighted average common
  shares outstanding

  Primary                            18,268     12,485      17,039    12,384
                                    =======     ======      ======    ======

  Fully Diluted                      23,292     12,579      22,087    12,492
                                    =======    =======     =======   =======